BIRCH MOUNTAIN RESOURCES LTD.
(the "Corporation")

2004 NI 51-102 Request Form

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation's distribution list.

PLEASE RETURN TO:

                                                                                                                Birch Mountain Resources Ltd.
                                                                                                                Suite 300, 250 - Sixth Avenue S.W.
                                                                                                                Calgary, Alberta
                                                                                                                T2P 3H7

The undersigned securityholder of the Corporation hereby elects to receive:

(A)	Annual financial statements and MD&A of the Corporation, or

(B)	Interim financial statements and MD&A of the Corporation, or

(C)	Both (A) and (B) as described above.

NAME: (Please print)

ADDRESS:

SIGNATURE:
DATE:
I certify that I am a securityholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.
E:MAIL (optional):